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                  RELEASE ON THE REGULATORY NEWS SERVICE (RNS)
                                     OF THE
                              LONDON STOCK EXCHANGE


Randgold Resources Limited
Incorporated in Jersey, Channel Islands
Registration Number 62868
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD

Randgold Resources Block Listing

Application has been made to the London Stock Exchange and the UK Listing Authority for a block listing of 500,000 ordinary shares of a par value of US$0.10 each to be admitted to the Official List. These shares will rank pari passu with the existing shares in issue.

The additional shares are to be issued as a result of future exercises under the Randgold Resources Limited Share Option Scheme.